Exhibit 99.1

MTS Opens Conversion Between Local Shares, GDRs and ADRs

Moscow, Russian Federation – March 26, 2004 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and Ukraine, announces that it has completed all the formalities required to open conversion of the company’s local shares and GDRs into ADRs.

Following completion of all the legal procedures required by the Russian regulators and the US SEC, investors may convert their MTS local shares and GDRs into ADRs as of March 29, 2004.

JP Morgan serves as a depositary for MTS’ ADR program. The Bank of New York serves as a depositary for MTS’ GDR program. Additional information, as well as issuance and cancellation fees of ADRs and GDRs, is available on MTS’ corporate site at www.mtsgsm.com/ir/info/.

MTS’ free float is approximately 22.5%, of which 17.5% are traded in the form of Level 3 ADRs on the New York Stock Exchange (NYSE) and another 5% in the form of GDRs on European Exchanges. MTS shares are also traded in Russia on MICEX. MTS’ GDRs were put on the market as a result of the sale of a part of Deutsche Telekom’s stake in MTS to the public market.

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For further information, contact:

Mobile TeleSystems, Moscow
Investor and Public Relations

tel: +7 095 911 6553

Andrey Braginski	e-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and Ukraine. Together with its subsidiaries, the company services over 18.25 million subscribers. The regions of Russia, as well as Belarus and Ukraine, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 200.6 million. Since June 2000, MTS’ shares have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.